UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Paladin Energy Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Paladin Energy Ltd.
(Name of Person(s) Furnishing Form)

6.00% Convertible Bonds due April 2017
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Ranko Matic, Group Company Secretary
Paladin Energy Ltd.
 Level 4, 502 Hay Street
Subiaco, Western Australia 6008, Australia
Telephone:  +61 8 9423 8106
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 26, 2017
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number	Description
1.1	Consent Solicitation Memorandum dated April 26, 2017
1.2	Notice of Meeting of Bondholders dated April 26, 2017

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 1.1 and 1.2.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description
2.1	Financial Report of Paladin Energy Ltd. in respect of the financial year ended June 30, 2016
2.2	Half Year Financial Report of Paladin Energy Ltd. in respect of the six months ended December 31, 2016
2.3	Quarterly Activities Report of Paladin Energy Ltd. for the period ended June 30, 2016
2.4	Announcement dated July 21, 2016 by Paladin Energy Ltd. titled “Strategic Process Achieves Agreements to Raise over US$200m” submitted to the Australian Securities Exchange
2.5	Announcement dated July 22, 2016 by Paladin Energy Ltd. titled “Trading Halt” submitted to the Australian Securities Exchange
2.6	Announcement dated July 26, 2016 by Paladin Energy Ltd. titled “Suspension from Official Quotation” submitted to the Australian Securities Exchange
2.7	Announcement dated July 29, 2016 by Paladin Energy Ltd. titled “Clarification regarding proposed divestment of 24% of LHM” submitted to the Australian Securities Exchange
2.8	Announcement dated August 1, 2016 by Paladin Energy Ltd. titled “Resumption of Trading” submitted to the Australian Securities Exchange
2.9	Quarterly Activities Report of Paladin Energy Ltd. for the period ended 30 September 2016
2.10	Announcement dated November 10, 2016 by Paladin Energy Ltd. titled “Update on Strategic Process” submitted to the Australian Securities Exchange
2.11	Announcement dated November 15, 2016 by Paladin Energy Ltd. titled “Manyingee Sale of Tenement Agreement Executed” submitted to the Australian Securities Exchange
2.12	Quarterly Financial Report and MD&A of Paladin Energy Ltd. for the period ended September 30, 2016
2.13	Quarterly Conference Call Presentation of Paladin Energy Ltd. for the period ended September 30, 2016
2.14	Announcement dated December 1, 2016 by Paladin Energy Ltd. titled “Update on Strategic Process / Funding” submitted to the Australian Securities Exchange
2.15	Announcement dated December 6, 2016 by Paladin Energy Ltd. titled “Media Article” submitted to the Australian Securities Exchange
2.16	Announcement dated December 14, 2016 by Paladin Energy Ltd. titled “Sale of Non-Core Australian Exploration Assets” submitted to the Australian Securities Exchange
2.17	Announcement dated December 14, 2016 by Paladin Energy Ltd. titled “Sale of Deep Yellow Shareholding” submitted to the Australian Securities Exchange
2.18	Announcement dated December 28, 2016 by Paladin Energy Ltd. titled “EDF Long Term Off-Take Contract Update” submitted to the Australian Securities Exchange
2.19	Announcement dated January 4, 2017 by Paladin Energy Ltd. titled “Inaccurate Media Articles” submitted to the Australian Securities Exchange
2.20	Announcement dated January 10, 2017 by Paladin Energy Ltd. titled “Strategic and Funding Process: Proposed Balance Sheet Restructuring” submitted to the Australian Securities Exchange
2.21	Quarterly Activities Report of Paladin Energy Ltd. for the period ended December 31, 2016
2.22	Announcement dated January 19, 2017 by Paladin Energy Ltd. titled “MGT Shareholder Approval to Acquire 30% Manyingee” submitted to the Australian Securities Exchange
2.23	Half-Year Conference Call Presentation of Paladin Energy Ltd. for the period end December 31, 2016
2.24	Announcement dated March 9, 2017 by Paladin Energy Ltd. titled “CNNC Purports to Exercise Langer Heinrich Call Option” submitted to the Australian Securities Exchange
2.25	Announcement dated March 10, 2017 by Paladin Energy Ltd. titled “Suspension from Official Quotation” submitted to the Australian Securities Exchange
2.26	Announcement dated March 23, 2017 by Paladin Energy Ltd. titled “Paladin Resolves to Commence Arbitration Proceedings Against CNNC” submitted to the Australian Securities Exchange
2.27	Announcement dated April 3, 2017 by Paladin Energy Ltd. titled “Manyingee Sale Not Complete” submitted to the Australian Securities Exchange
2.28	Announcement dated April 3, 2017 by Paladin Energy Ltd. titled “Bondholder and Nedbank Standstill” submitted to the Australian Securities Exchange
2.29	Announcement dated April 3, 2017 by Paladin Energy Ltd. titled “Bondholder and Nedbank Standstill Correction” submitted to the Australian Securities Exchange
2.30	Quarterly Activities Report of Paladin Energy Ltd. for the period ended March 31, 2016
2.31	Launch Announcement for Consent Solicitation dated April 26, 2017

PART III—CONSENT TO SERVICE OF PROCESS

Paladin Energy Ltd. is filing with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

EXPLANATORY NOTE:

The transactions contemplated by the proposal referred to in the Consent Solicitation Memorandum dated April 26, 2017 may be deemed to be an offer of securities. Therefore, holders of the bonds in the United States may only participate in the solicitation pursuant to an exemption from the U.S. tender offer rules under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALADIN ENERGY LTD.

By:	/s/ Ranko Matic
Name:	Ranko Matic
Title:	Group Company Secretary

Dated: April 27, 2017